ANNEX A
[COMPOSITE CONFORMED COPY]

AGREEMENT AND PLAN OF MERGER

by and among

LINCOLN SNACKS COMPANY,

LINCOLN SNACKS ACQUISITION CORP.

and

BRYNWOOD PARTNERS III L.P.

                This AGREEMENT AND PLAN OF MERGER, dated as of   August 2, 2001 [as amended as of September 6, 2001] (this “Agreement”), is among LINCOLN SNACKS COMPANY, a Delaware corporation (the “Company”), LINCOLN SNACKS ACQUISITION CORP., a Delaware corporation (“Lincoln Acquisition”), and BRYNWOOD PARTNERS III L.P., a Delaware limited partnership (“Brynwood”).

                 WHEREAS, the Boards of Directors of the Company and Lincoln Acquisition and the General Partner of Brynwood have each determined that it is advisable and in the best interests of their respective stockholders and partners for Brynwood to enter into a strategic business combination with the Company upon the terms and subject to the conditions set forth herein;

                 WHEREAS, in furtherance of such combination, the Boards of Directors of the Company and Lincoln Acquisition and the General Partner of Brynwood have each approved the merger (the “Merger”) of Lincoln Acquisition with and into the Company in accordance with the applicable provisions of the Delaware General Corporation Law (the “DGCL”) and upon the terms and subject to the conditions set forth herein; and

                 WHEREAS, pursuant to the Merger, each outstanding share of common stock of the Company, $0.01 par value (the “Company Common Stock” and each share, a “Share”) shall be converted into the right to receive the Merger Consideration (as defined in Section 1.06(a)), upon the terms and subject to the conditions set forth herein;

                 NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the Company, Lincoln Acquisition and Brynwood hereby agree as follows:

ARTICLE I.     THE MERGER

                 Section 1.01        The Merger; Closing.

                  (a)         The Merger.   At the Effective Time (as defined in Section 1.02 hereof), and subject to and upon the terms and conditions of this Agreement and in accordance with the DGCL, Lincoln Acquisition shall be merged with and into the Company, the separate corporate existence of Lincoln Acquisition shall cease upon the filing of a certificate of merger with the Secretary of State of Delaware pursuant to the DGCL, and the Company shall continue as the surviving corporation being the successor to all the property, rights, powers, privileges, liabilities and obligations of both Lincoln Acquisition and the Company. The Company as the surviving corporation after the Merger is hereinafter sometimes referred to as the “Surviving Company.”

                 (b)         The Closing.   The closing of the Merger (the “Closing”) shall take place at a time and on a date to be specified by the parties, which shall be as promptly as practicable after satisfaction or waiver of the conditions set forth in Article VI, unless another time or date is agreed to in writing by the parties hereto. The Closing will be held at the offices of Cummings & Lockwood, Four Stamford Plaza, Stamford, Connecticut, unless another place is agreed to in writing by the parties hereto.

                 Section 1.02        Effective Time.   Simultaneously with the Closing, the parties hereto shall cause the Merger to be consummated by filing all necessary documentation (the “Merger Documents”), together with any required related certificates, with the Secretary of State of Delaware, in such form as required, and executed in accordance with the relevant provisions of the DGCL (the time of such filing, or such later date as is set forth in the Certificate of Merger, being the “Effective Time”).

                  Section 1.03        Effect of the Merger.   The Merger shall have the effects set forth in Section 251 of the DGCL.

                  Section 1.04        Certificate of Incorporation and Bylaws.   At the Effective Time, the certificate of incorporation and bylaws of Lincoln Snacks as in effect immediately prior to the Effective Time shall be the certificate of incorporation and bylaws of the Surviving Company (the “certificate of incorporation” and “bylaws”) until thereafter changed or amended as provided therein or by the DGCL.

                 Section 1.05         Directors and Officers

                 (a)          Directors.   The directors of the Company immediately prior to the Effective Time shall be the initial directors of the Surviving Company, each to hold office in accordance with the certificate of incorporation and bylaws, until their respective successors are duly elected or appointed and qualified.

                 (b)          Officers.    The officers of the Company at the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Company until their successors shall have been duly elected or appointed and shall have qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws.

                 Section 1.06        Merger Consideration; Cancellation of Securities.   At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Lincoln Acquisition and Brynwood or the holders of any of the Shares:

                 (a)         Merger Consideration.   Each Share issued and outstanding immediately prior to the Effective Time (excluding (i) any shares to be cancelled pursuant to Section 1.06(b) and (ii) Shares (“Dissenting Shares”) that are owned by stockholders (“Dissenting Stockholders”) of the Company who satisfy all of the requirements to demand payment for such Shares in accordance with Section 262 of the DGCL) shall be converted into the right to receive three dollars and fifty cents ($3.50) per share in cash (the “Merger Consideration”).

                 (b)         Cancellation of Shares.   Each Share owned by the Company, Lincoln Acquisition or Brynwood immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, be cancelled and retired without payment of any consideration therefor and cease to exist.

                  (c)         Common Stock of Lincoln Acquisition.   The common stock of Lincoln Acquisition issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for a number of validly issued, fully paid and nonassessable shares of common stock of the Surviving Company equal to the number of Shares outstanding immediately prior to the Effective Time. Each certificate of Lincoln Acquisition evidencing ownership of any common stock of Lincoln Acquisition shall evidence, from and after the Effective Time, ownership of such shares of the Surviving Company.

                 Section 1.07        Transmittal of Merger Consideration.

                 (a)         Payment Agent. At the Closing, the Surviving Company shall deposit, or shall cause to be deposited, with a payment agent selected by Brynwood prior to the Effective Time (the “Payment Agent”), for the benefit of the holders of Shares, an amount equal to the product of (i) the Merger Consideration multiplied by (ii) the number of Shares then issued and outstanding minus the number of Dissenting Shares and the number of Shares cancelled in accordance with Section 1.06(b) (the “Payment Fund”).

                 (b)         Payment Procedures.   Promptly after the Effective Time, the Surviving Company shall cause the Payment Agent to mail to each holder of record of a certificate or certificates which immediately prior to the Effective Time evidenced outstanding Shares other than certificates representing Shares owned by Brynwood (the “Certificates”) (i) a letter of transmittal specifying that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates (or affidavits of loss in lieu thereof in accordance with Section 1.07(d)) to the Payment Agent and (ii) instructions for use in effecting the surrender of the Certificates in exchange for payment of the applicable Merger Consideration. Upon surrender of a Certificate for cancellation to the Payment Agent, together with such letter of transmittal, duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor a check in the amount (after giving effect to any required tax withholdings) equal to the Merger Consideration multiplied by the number of Shares theretofore represented by such Certificate, and the Certificate so surrendered shall forthwith be cancelled. No interest will be paid or accrued on any amount payable upon due surrender of the Certificates. In the event of a transfer of ownership of Shares that is not registered in the transfer records of the Company, a check for any cash to be paid upon due surrender of the Certificate may be paid to such transferee if the Certificate formerly representing such Shares is presented to the Payment Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid.

                 (c)         Termination of Payment Fund.   Any portion of the Payment Fund that remains unclaimed by the stockholders of the Company for 360 days after the Effective Time shall be paid to the Surviving Company. Any shareholders of the Company who have not theretofore complied with this Article I shall thereafter look only to the Surviving Company for payment of the applicable Merger Consideration upon due surrender of their Certificates (or affidavits of loss in lieu thereof in accordance with Section 1.07(d)), in each case, without any interest thereon. If any Certificate shall not have been surrendered prior to two years after the Effective Time (or immediately prior to such earlier date on which any Merger Consideration payable to the holder of such Certificate would otherwise escheat to or become the property of any governmental authority), and such Merger Consideration shall, to the extent permitted by applicable law, become the property of the Surviving Company, free and clear of all claims or interest of any person previously entitled thereto. Notwithstanding the foregoing, none of Brynwood, the Surviving Company, the Payment Agent or any other Person shall be liable to any former holder of Shares for any amount properly delivered to a public official or governmental authority pursuant to applicable abandoned property, escheat or similar laws.

                 (d)         Lost, Stolen or Destroyed Certificates.   In the event that any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact and customary indemnification against loss by the person claiming such Certificate to be lost, stolen or destroyed, the Payment Agent will pay in exchange for such lost, stolen or destroyed Certificate the applicable Merger Consideration in respect thereof pursuant to Section 1.07(b) upon receipt by the Payment Agent of such affidavit and indemnification against loss.

                  (e)         Withholding Rights.   The Surviving Company or the Payment Agent shall be entitled to deduct and withhold from the Merger Consideration otherwise payable pursuant to this Agreement to any holder of Shares such amounts as the Surviving Company or the Payment Agent is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), or any provision of state, local or foreign tax law. To the extent that amounts are so withheld by the Surviving Company or the Payment Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Shares in respect of which such deduction and withholding was made by the Surviving Company or the Payment Agent.

                 Section 1.08        Stock Transfer Books.   At the Effective Time, the stock transfer books of the Company shall be closed, the Merger Consideration delivered upon the surrender of a Certificate in accordance with the terms hereof shall be deemed to have been paid in full satisfaction of all rights pertaining to the Shares theretofore represented by such Certificate, and there shall be no further registration of transfers on the records of the Company or the Surviving Company of Shares which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Company for any reason, they shall be cancelled and exchanged as provided in this Article I provided that the Payment Agent or the Surviving Corporation shall have received an appropriate letter of transmittal.

                 Section 1.09        Appraisal Rights.   No Dissenting Stockholder shall be entitled to receive payment of the applicable Merger Consideration pursuant to this Article I unless and until such holder shall have failed to perfect or shall have effectively withdrawn or lost such holder’s right to an appraisal of the fair value of such holder’s Shares under the DGCL, and any Dissenting Stockholder shall be entitled to only such rights as are granted by the DGCL with respect to Shares owned by such Dissenting Stockholder. If any Person who would otherwise be deemed a Dissenting Stockholder shall have failed properly to perfect or shall have effectively withdrawn or lost the right to an appraisal with respect to any Shares, such Shares shall thereupon be treated as though such Shares had been converted into the right to receive the Merger Consideration pursuant to Section 1.06(a) hereof. The Company shall give Brynwood (i) prompt written notice of any demands for appraisal, attempted withdrawals of such demands and any other instruments served pursuant to applicable law received by the Company relating to appraisal rights and (ii) the opportunity to direct all negotiations with respect to appraisals under the DGCL. The Company shall not, without the prior written consent of Brynwood, voluntarily make any payment with respect to any demands for payment by Dissenting Stockholders, offer to settle or settle any such demands or approve any withdrawal of such demands.

ARTICLE II.     REPRESENTATIONS AND WARRANTIES OF THE COMPANY

                 The Company hereby represents and warrants to Brynwood and Lincoln Acquisition as follows:

                 Section 2.01         Organization and Qualification.   The Company is a corporation duly organized, validly existing and in good standing under the laws of Delaware, has the requisite corporate power and authority and is in possession of all franchises, grants, authorizations, licenses, permits, easements, consents, certificates, approvals and orders (“Approvals”) necessary to own, lease and operate the properties it purports to own, lease or operate and to carry on its business as it is now being conducted. The Company is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of its properties owned, leased or operated or the nature of its activities make such qualification or licensing necessary, except for such failures to be so duly qualified or licensed and in good standing that could not, either individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect (as defined below).

                 Section 2.02        Authority Relative to this Agreement.   The Company has all necessary corporate power and authority to execute and deliver this Agreement and, subject to obtaining any necessary stockholder approval of this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions so contemplated (other than the approval of this Agreement by the holders of at least a majority of the outstanding Shares on the record date for determining Shares entitled to vote at the Company Stockholders’ Meeting (as defined below) which constitutes the only stockholder approval required for consummation of the Merger). The board of directors of the Company and the special committee of the board of directors of the Company appointed to evaluate the Merger (the “Special Committee”) have determined that it is advisable and in the best interest of the Company’s stockholders for the Company to enter into the transactions contemplated hereby and has recommended that the Company’s stockholders approve this Agreement. This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Brynwood and Lincoln Acquisition constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms subject to (i) the effect of applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other laws affecting creditors’ rights generally, (ii) the availability of equitable remedies, including specific performance, and (iii) the enforceability of legal remedies insofar as such remedies may be subject to overriding considerations of public policy.

                 Section 2.03         SEC Filings; Financial Statements

                 (a)         SEC Filings.   The Company has filed all forms, reports, exhibits and other documents (collectively, the “Company SEC Reports”) required to be filed with the Securities and Exchange Commission (the “SEC”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), since June 30, 1997. The Company SEC Reports (i) when filed complied with the applicable requirements of the Exchange Act and the SEC’s rules thereunder and (ii) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

                 (b)         Financial Statements.   Each of the financial statements (including, in each case, any related notes thereto) contained in the Company SEC Reports complied with applicable accounting requirements and the published rules and regulations of the SEC promulgated under the Exchange Act and was prepared in accordance with accounting principles generally accepted in the United States on a consistent basis throughout the periods involved (“GAAP”) (except as may be indicated in the notes thereto), and each fairly presents the financial position of the Company as at the respective dates thereof and the results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not or are not expected to be material in amount.

                 Section 2.04        Absence of Certain Changes or Events.   Since June 30, 2000, the Company has conducted its business in the ordinary course consistent with past practice and there has not occurred: (i) any Company Material Adverse Effect, (ii) any damage, destruction or loss, whether or not covered by insurance, that has had or could reasonably be expected to have a Company Material Adverse Effect or (iii) any other event which has had or could reasonably be expected to have a Company Material Adverse Effect.

                 Section 2.05        No Undisclosed Liabilities.   The Company does not have any liabilities (absolute, accrued, contingent or otherwise) which are, in the aggregate, material to the business, assets (including intangible assets), results of operations or financial condition of the Company, except liabilities (i) adequately provided for in the Company’s balance sheet (including any related notes thereto) as of June 30, 2000 (the “2000 Company Balance Sheet”), (ii) incurred in the ordinary course of business and not required under GAAP to be reflected on the 2000 Company Balance Sheet and not reasonably expected to have a Company Material Adverse Effect, (iii) incurred since June 30, 2000 in the ordinary course of business and consistent with past practice and not reasonably expected to have a Company Material Adverse Effect or (iv) for monetary obligations incurred, or payments made in connection with the transactions contemplated by this Agreement.

                 Section 2.06        No Violation.   The execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by the Company will not, and the consummation by the Company of the transactions contemplated hereby will not: (i) conflict with or violate the certificate of incorporation or bylaws of the Company, (ii) conflict with or violate in any material respect any federal, foreign, state, local or provincial law, statute, rule, regulation, order, judgment or decree (collectively, “Laws”) applicable to the Company or by which any of its properties is bound or affected or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair the Company’s rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, any material contract, or result in the creation of a security interest, lien, claim or pledge (collectively, “Liens”), other than Liens for taxes not yet due and payable and Liens being negotiated in good faith and for which proper reserves exist, on any of the properties or assets of the Company pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Company is a party or by which the Company or any of its properties is bound or affected, except in the case of clause (iii) for any such breaches, defaults or other occurrences that could not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

                 Section 2.07        Absence of Litigation.   There are no claims, actions, suits, proceedings or investigations pending or, to the knowledge of the Company, threatened against the Company, and there is no judgment, decree, injunction, rule or order outstanding against the Company other than, in each case, those that the outcome of which, individually or in the aggregate, could not reasonably be expected to have a Company Material Adverse Effect or a material adverse effect on the Company’s ability to consummate the Merger.

                 Section 2.08        Proxy Statement.   The information supplied by the Company for inclusion or incorporation by reference in the proxy statement to be sent to the stockholders of the Company in connection with the meeting of the stockholders of the Company to consider approval of this Agreement (the “Company Stockholders’ Meeting” and such proxy statement as amended or supplemented, the “Proxy Statement”) will not, on the date the Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to stockholders of the Company, at the time of the Company Stockholders’ Meeting or at the Effective Time: (i) contain any statement which, at such time and in light of the circumstances under which it shall be made, is false or misleading with respect to any material fact, (ii) omit to state any material fact necessary in order to make the statements made therein not false or misleading or (iii) omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Company Stockholders’ Meeting which has become false or misleading. If at any time prior to the Effective Time, any event relating to the Company or any of its respective affiliates, officers or directors should be discovered by the Company which should be set forth in an amendment or a supplement to the Proxy Statement, the Company shall promptly inform Brynwood and Lincoln Acquisition. The Proxy Statement shall comply in all material respects as to form and substance with the requirements of the Exchange Act and the rules and regulations thereunder.

                 Section 2.09         Brokers.    No broker, finder or investment banker (other than BNY Capital Markets, Inc. as financial advisor to the Company (“BNY Capital Markets”) is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company.

                 Section 2.10        Compliance with Laws.   The Company is not in conflict with, or in default or violation of, any law, rule, regulation, order, judgment or decree applicable to the Company or by which any property or asset of the Company is bound or affected, except for any such conflicts, defaults or violations that would not in the aggregate have a Company Material Adverse Effect. The Company has all permits, licenses, authorizations, consents, approvals and franchises from governmental agencies required to conduct its business as now being conducted (the “Company Permits”), except for such permits, licenses, authorizations, consents, approvals, and franchises the absence of which would not in the aggregate have a Company Material Adverse Effect. The Company is in compliance with the terms of the Company Permits, except where the failure so to comply would not in the aggregate have a Company Material Adverse Effect.

                 Section 2.11        Contracts and Property.   The Company is not in default under any contract or agreement, nor does any condition exist that, with notice or lapse of time or both, would constitute a default thereunder, except for such defaults as in the aggregate could not reasonably be expected to have a Company Material Adverse Effect. To the knowledge of the Company, no other party to any such contract or other agreement is in default thereunder, nor does any condition exist that with notice or lapse of time or both would constitute a default thereunder, except for such defaults as in the aggregate could not reasonably be expected to have a Company Material Adverse Effect. The Company has no knowledge of a claim, actual, pending or threatened, by any governmental agency, prime contractor, subcontractor or supplier with respect to any contract, purchase order or agreement to which the Company is a party, except for such claims that could not reasonably be expected to have a Company Material Adverse Effect.

                 Section 2.12        Opinion of Financial Advisor.   BNY Capital Markets has delivered to the board of directors of the Company and the Special Committee its oral opinion to the effect that, as of the date of this Agreement, the Merger Consideration is fair to the Company’s stockholders from a financial point of view, which opinion was or will promptly after the date of this Agreement be confirmed in writing and accompanied by an authorization to include a copy of that opinion in the Proxy Statement.

ARTICLE III.     REPRESENTATIONS AND WARRANTIES OF BRYNWOOD AND LINCOLN ACQUISITION

                 Section 3.01         Organization and Qualifications.   Brynwood is a limited partnership duly organized, validly existing and in good standing under the laws of Delaware and has the requisite partnership power and authority to own, lease or operate and to carry on its business as it is now being conducted. Lincoln Acquisition is a corporation duly organized, validly existing and in good standing under the laws of Delaware and has the requisite corporate power and authority to own, lease or operate and to carry on its business as it is now being conducted. Brynwood and Lincoln Acquisition are each duly qualified or licensed as a foreign entity to do business, and is in good standing, in each jurisdiction where the character of its properties owned, leased or operated or the nature of its activities makes such qualification or licensing necessary, except for such failures to be so duly qualified or licensed and in good standing that could not, either individually or in the aggregate, reasonably be expected to have a Brynwood Material Adverse Effect.

                 Section 3.02        Authority Relative to this Agreement.   Each of Brynwood and Lincoln Acquisition has all necessary partnership or corporate power and authority to execute and deliver this Agreement and, subject to obtaining any necessary stockholder approval of this Agreement by Lincoln Acquisition, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Brynwood and Lincoln Acquisition and the consummation by Brynwood and Lincoln Acquisition of the transactions contemplated hereby have been duly and validly authorized by all necessary partnership or corporate action on the part of Brynwood and Lincoln Acquisition and no other partnership or corporate proceedings on the part of Brynwood or Lincoln Acquisition are necessary to authorize this Agreement or to consummate the transactions so contemplated (other than the approval by Brynwood as the sole stockholder of Lincoln Acquisition). This Agreement has been duly authorized, validly executed and delivered by Brynwood and Lincoln Acquisition and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of Brynwood and Lincoln Acquisition enforceable against each in accordance with its terms subject to (i) the effect of applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other laws affecting creditors’ rights generally, (ii) the availability of equitable remedies, including specific performance, and (iii) the enforceability of legal remedies insofar as such remedies may be subject to overriding considerations of public policy.

                 Section 3.03        No Violation.   The execution and delivery of this Agreement by Brynwood and Lincoln Acquisition does not, and the performance of this Agreement by Brynwood and Lincoln Acquisition will not, and the consummation by Brynwood and Lincoln Acquisition of the transactions contemplated hereby will not, (i) conflict with or violate its Agreement of Limited Partnership, in the case of Brynwood, or its certificate of incorporation or bylaws, in the case of Lincoln Acquisition, (ii) conflict with or violate any laws applicable to Brynwood or Lincoln Acquisition or by which any of their respective properties are bound or affected or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair Brynwood’s or Lincoln Acquisition’s rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, any material contract, or result in the creation of a Lien on any of their properties pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Brynwood or Lincoln Acquisition is a party or by which any of their respective properties are bound or affected, except in the case of clause (iii) for any such breaches, defaults or other occurrences that could not, individually or in the aggregate, reasonably be expected to have a Brynwood Material Adverse Effect.

                 Section 3.04        Proxy Statement.   The information supplied by Brynwood to the Company for inclusion in the Proxy Statement will not, on the date the Proxy Statement is first mailed to stockholders of the Company (or at the time of any subsequent amendment or supplement), at the time of the Company Stockholders’ Meeting and at the Effective Time: (i) contain any statement which, at such time and in light of the circumstances under which it shall be made, is false or misleading with respect to any material fact; (ii) omit to state any material fact necessary in order to make the statements therein not false or misleading; or (iii) omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Company Stockholders’ Meeting which has become false or misleading. If at any time prior to the Effective Time any event relating to Brynwood or any of its respective affiliates should be discovered by Brynwood which should be set forth in a supplement to the Proxy Statement, Brynwood shall promptly inform the Company.

ARTICLE IV.     CONDUCT OF BUSINESS PENDING THE MERGER

                 Section 4.01        Conduct of Business by the Company Pending the Merger.   During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, the Company covenants and agrees that, unless Brynwood shall otherwise agree, the Company will conduct its operations only in the ordinary course of business consistent with past practice and will use its reasonable best efforts to preserve intact the business organization of the Company, to keep available the services of the present officers and key employees of the Company, to preserve the goodwill of customers, suppliers and all other persons having business relationships with the Company and to pay its obligations to its creditors in the ordinary course of business consistent with its past practices.

ARTICLE V.     ADDITIONAL AGREEMENTS

                 Section 5.01        Proxy Statement.   As promptly as practicable, the Company shall prepare and file with the SEC the Proxy Statement. The Company shall ensure that, with respect to the preparation and filing of the Proxy Statement, Brynwood promptly receives (i) copies of all correspondence with the SEC, (ii) copies of all drafts of the Proxy Statement and (iii) adequate opportunity to comment substantively upon these documents. The Proxy Statement shall include the recommendation of the board of directors of the Company and of the Special Committee in favor of approval of this Agreement.

                 Section 5.02         Schedule 13E-3.   As promptly as practicable, Brynwood and its affiliates as appropriate shall prepare and file with the SEC a Schedule 13E-3 (the “Schedule 13E-3”) with respect to the transactions contemplated by this Agreement. Brynwood shall ensure that, with respect to the preparation and filing of the Schedule 13E-3, the Company promptly receives (i) copies of all correspondence with the SEC, (ii) copies of all drafts of the Schedule 13E-3 and (iii) adequate opportunity to comment substantively upon these documents.

                 Section 5.03        Company Stockholders’ Meeting.   The Company shall call and hold the Company Stockholders’ Meeting as promptly as practicable for the purpose of voting upon the approval of this Agreement, and the Company shall use its reasonable best efforts to hold the Company Stockholders’ Meeting as soon as practicable, subject to applicable law. The Company shall use its best efforts to solicit from its stockholders proxies in favor of the approval of this Agreement and shall take all other action necessary or advisable to secure the vote or consent of stockholders required by Delaware law and the certificate of incorporation and bylaws of the Company to obtain such approval.

                 Section 5.04        Consents; Approvals.   The Company and Brynwood shall each use their reasonable efforts to obtain all consents, waivers, approvals, authorizations or orders (including, without limitation, all governmental and regulatory rulings and approvals), and the Company, Brynwood and Lincoln Acquisition shall make all filings (including, without limitation, all filings with governmental or regulatory agencies) required in connection with the authorization, execution and delivery of this Agreement by the Company, Brynwood and Lincoln Acquisition and the consummation by them of the transactions contemplated hereby. The Company, Brynwood and Lincoln Acquisition shall furnish all information required to be included in the Proxy Statement, the Schedule 13E-3 or any application or other filing to be made pursuant to the rules and regulations of any governmental body in connection with the transactions contemplated by this Agreement, Except where prohibited by applicable statutes and regulations, each party shall promptly provide the other with copies of all filings made by such party with any state or federal governmental entity in connection with this Agreement or the transactions contemplated hereby.

                 Section 5.05         Notification of Certain Matters.   The Company shall give prompt notice to Brynwood, and Brynwood shall give prompt notice to the Company, of (i) the occurrence or non-occurrence of any event the occurrence or non-occurrence of which could reasonable be expected to cause any representation or warranty contained in this Agreement to be untrue or inaccurate and (ii) any failure of the Company, Brynwood or Lincoln Acquisition, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 5.05 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

                 Section 5.06        Further Assurances.

                 (a)         Upon the terms and subject to the conditions hereof, each of the parties hereto shall use reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all other things necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement, to obtain in a timely manner all necessary waivers, consents and approvals and to effect all necessary registrations and filings, and otherwise to satisfy or cause to be satisfied all conditions precedent to its obligations under this Agreement.

                 (b)         If, following the Effective Time, the Surviving Company shall determine or be advised that any deeds, bills of sale, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Company the right, title or interest in, to or under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Company as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, the officers and directors of the Surviving Company shall be authorized to execute and deliver, in the name and on behalf of the Company or otherwise, all such deeds, bills of sale, assignments and assurances and to take and do, in the name and on behalf of the Company or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title and interest in, to and under such rights, properties or assets in the Surviving Company or otherwise to carry out this Agreement.

                 Section 5.07        Public Announcements.   Brynwood and the Company shall consult with each other before issuing any press release with respect to the Merger or this Agreement and shall not issue any such press release or make any such public statement without the prior consent of the other party, which shall not be unreasonably withheld; provided, however, that a party may, without the prior consent of the other party, issue such press release or make such public statement as may upon the advice of counsel be required by law if it has used all reasonable efforts to consult with the other party.

                 Section 5.08        Indemnification and Exculpation.

                 (a)          Indemnification.   Brynwood shall cause the Surviving Company to honor the Company’s obligations under the Company’s certificate or incorporation and bylaws or any indemnification agreement of the Company in effect as of the date hereof to indemnify and hold harmless from liabilities for acts or omissions occurring at or prior to the Effective Time each present or former director, officer or employee of the Company to the fullest extent permitted under applicable law and the Company’s certificate of incorporation and bylaws, including against any costs or expenses (including attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative. Brynwood shall also cause the Surviving Company to advance expenses, as incurred, to the fullest extent permitted under applicable law and any such applicable indemnification agreement, provided that the person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

                 (b)         Successors and Assigns.   In the event that the Surviving Company or any of its successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, proper provision will be made so that the successors and assigns of the Surviving Company assume the obligations set forth in this Section.

                 (c)         Rights of Indemnified Parties.   The provisions of this Section 5.08 (i) are intended to be for the benefit of, and will be enforceable by, each indemnified party, his or her heirs and his or her representatives and (ii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by contract or otherwise.

ARTICLE VI.      CONDITIONS TO THE MERGER

                 Section 6.01        Conditions to Obligation of Each Party to Effect the Merger.   The respective obligations of each party to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

                 (a)        No Injunctions or Restraints; Illegality.   No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger shall be in effect, and no litigation by any governmental entity seeking any of the foregoing shall have been commenced. There shall not be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Merger, which makes the consummation of the Merger illegal.

                 (b)         Stockholder Approval.    This Agreement shall have been approved by the requisite vote of the stockholders of the Company.

                 Section 6.02        Additional Conditions to Obligations of Brynwood and Lincoln Acquisition.   The obligations of Brynwood and Lincoln Acquisition to effect the Merger are also subject to the following conditions:

                 (a)          Representations and Warranties.   The representations and warranties of the Company contained in this Agreement shall be true and correct on and as of the Effective Time, except (i) for the impact of the expenses incurred in connection with this Agreement, (ii) those representations and warranties which address matters only as of a particular date (which shall remain true and correct as of such date) and (iii) that those representations and warranties contained in this Agreement that are not qualified by materiality or a Company Material Adverse Effect requirement shall be true and correct in all material respects and that those representations and warranties that are qualified by materiality or a Company Material Adverse Effect requirements (or similar concept) shall be true and correct, in each case, at the Effective Time, with the same force and effect as if made on and as of the Effective Time, and Brynwood and Lincoln Acquisition shall have received a certificate to such effect signed by the President and the Chief Financial Officer of the Company.

                 (b)         Agreements and Covenants.   The Company shall have performed or complied in all material respects with the agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time, and Brynwood and Lincoln Acquisition shall have received a certificate to such effect signed by the President and the Chief Financial Officer of the Company.

                 (c)         Consents Obtained.   All material consents, waivers, approvals, authorizations or orders required to be obtained, and all filings required to be made (“Material Consents”) by the Company for the authorization, execution and delivery of this Agreement and the consummation by it of the transactions contemplated hereby shall have been obtained and made by the Company, except where the failure to receive such Material Consents would not have a Company Material Adverse Effect.

                 (d)          No Company Material Adverse Effect.    Since the date of this Agreement, there shall not have been a Company Material Adverse Effect.

                 (e)         Government Actions.   There shall not be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Merger, by any federal or state governmental entity which imposes, in the reasonable judgment of Brynwood, any condition or restriction upon the Surviving Company including, without limitation, requirements relating to the disposition of assets, which in any such case would materially adversely effect the economic or business benefits to Brynwood of the transactions contemplated by this Agreement.

                 (f)          Deposit of Payment Fund.    The Company shall have deposited the full amount of the Payment Fund with the Payment Agent.

                 Section 6.03        Additional Conditions to the Obligation of the Company.   The obligation of the Company to effect the Merger is also subject to the following conditions:

                 (a)          Representations and Warranties.   The representations and warranties of Brynwood and Lincoln Snacks contained in this Agreement shall be true and correct on and as of the Effective Time, except (i) those representations and warranties which address matters only as of a particular date (which shall remain true and correct as of such date) and (ii) those representations and warranties contained in this Agreement that are not qualified by materiality or a Brynwood Material Adverse Effect requirement shall be true and correct in all material respects, and those representations and warranties that are qualified by materiality or a Brynwood Material Adverse Effect requirement (or similar concept) shall be true and correct, in each case, at the Effective Time, with the same force and effect as if made on and as of the Effective Time, and the Company shall have received a certificate to such effect signed by the General Partner of Brynwood.

                 (b)         Agreements and Covenants.   Brynwood and Lincoln Acquisition shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by them on or prior to the Effective Time, and the Company shall have received a certificate to such effect signed by the General Partner of Brynwood.

                 (c)         Consents Obtained.   All Material Consents required to be obtained or made by Brynwood or Lincoln Acquisition for the authorization, execution and delivery of this Agreement and the consummation by them of the transactions contemplated hereby shall have been obtained and made by Brynwood and Lincoln Snacks.

ARTICLE VII.      TERMINATION

                 Section 7.01         Termination.   This Agreement may be terminated at any time prior to the Effective Time, notwithstanding approval hereof by the stockholders of the Company:

                 (a)         by mutual consent duly authorized by the board of directors of the Company and the General Partner of Brynwood;

                 (b)         by either Brynwood or the Company if the Merger shall not have been consummated by December 31, 2001 (provided that the right to terminate this Agreement under this Section 7.01(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of or resulted in the failure of the Merger to occur on or before such date); or

                 (c)        by either Brynwood or the Company if, at the Company Stockholders’ Meeting (including any adjournment or postponement thereof), the requisite vote of the stockholders of the Company shall not have been obtained.

                 Section 7.02        Effect of Termination.   In the event of the termination of this Agreement pursuant to Section 7.01, this Agreement shall forthwith become void and there shall be no liability on the part of any party hereto or any of its affiliates, directors, officers, stockholders or general partners, except nothing herein shall relieve any party from liability for any breach hereof.

                 Section 7.03         Fees and Expenses.   All fees and expenses incurred by the parties in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses, if the Merger is not consummated or, if the Merger is consummated, then the Surviving Company shall pay all such fees and expenses.

ARTICLE VIII.      GENERAL PROVISIONS

                 Section 8.01         Effectiveness of Representations, Warranties and Agreements; Knowledge, Etc.   Except as otherwise provided in this Section 8.01, the representations, warranties and agreements of each party hereto shall remain operative and in full force and effect regardless of any investigation made by or on behalf of any other party hereto, any person controlling any such party or any of their officers, directors or partners, whether prior to or after the execution of this Agreement. The representations and warranties in this Agreement shall terminate at the Effective Time or upon termination of this Agreement, as the case may be.

                 Section 8.02         Notices.   All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered or mailed if delivered personally or delivered by a nationally recognized overnight delivery service to the parties at the following addresses (or at such other address for a party as shall be specified by like changes of address which shall be effective upon receipt):

                 (a)         If to Brynwood or Lincoln Acquisition:

Brynwood Partners III L.P.
Two Soundview Drive
Greenwich, Connecticut 06830
Attention: Hendrik J. Hartong, Jr.

                 (b)         If to the Company:

Lincoln Snacks Company
30 Buxton Farm Road
Stamford, Connecticut 06905
Attention: Hendrik J. Hartong III
President

                 Section 8.03         Certain Definitions.   For purposes of this Agreement, the term:

                 (a)          “affiliate” means a person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first mentioned person;

                 (b)          “control” (including the terms “controlled by” or “under common control with”) means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management or policies of a person, whether through the ownership of stock, as trustee or executor, by contract or credit arrangement or otherwise;

                 (c)         “Brynwood Material Adverse Effect” means any change or effect that, individually or in the aggregate, is or could reasonably be expected to have a material adverse effect on the ability of Brynwood or Lincoln Acquisition to consummate the Merger;

                 (d)         “Company Material Adverse Effect” means any change or effect that, individually or in the aggregate, is or could reasonably be expected to be materially adverse to the business, assets (including intangible assets), financial condition or results of operations of the Company;

                 (e)         “knowledge” or “to the knowledge of” when used with respect to the Company means the actual knowledge of an executive officer of the Company, assuming such executive officer made reasonable inquiry pertaining to the relevant subject matter; and

                 (f)         “person” means an individual, corporation, partnership, association, trust, unincorporated organization, other entity or group (as defined in Section 13(d)(3) of the Exchange Act).

                 Section 8.04         Amendment.   This Agreement may be amended by the parties hereto by action taken by or on behalf of the Company and Lincoln Acquisition by their boards of directors and by or on behalf of Brynwood by its General Partner at any time prior to the Effective Time; provided, however, that, after approval of this Agreement by the stockholders of the Company, no amendment may be made which by law requires further approval by such stockholders without such further approval. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

                 Section 8.05         Waiver.   At any time prior to the Effective Time, any party hereto may with respect to any other party hereto (i) extend the time for the performance of any of the obligations or other acts, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.

                 Section 8.06         Headings.   The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

                 Section 8.07         Severability.   If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

                 Section 8.08        Entire Agreement.   This Agreement constitutes the entire agreement and supersedes all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof and, except as otherwise expressly provided herein, are not intended to confer upon any other person any rights or remedies hereunder.

                 Section 8.09         Assignment.   This Agreement shall not be assigned by operation of law or otherwise, except that Brynwood and Lincoln Acquisition may assign all or any of their rights hereunder to any affiliate provided that no such assignment shall relieve the assigning party of its obligations hereunder.

                 Section 8.10        Parties in Interest.   This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and, except as otherwise expressly provided herein, nothing contained in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

                 Section 8.11        Governing Law.   This Agreement shall be governed by, and construed in accordance with, the internal laws of the State of Connecticut applicable to contracts executed and fully performed within the State of Connecticut, without regard to the conflicts of laws provisions thereof.

                 Section 8.12         Counterparts.   This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

                 IN WITNESS WHEREOF, Brynwood, Lincoln Acquisition and the Company have caused this Agreement to be executed as of the date first written above by their respective general partner or officers thereunto duly authorized.

BRYNWOOD PARTNERS III L.P.

By: BRYNWOOD MANAGEMENT III L.P. General Partner

By:	/s/ HENDRIK J. HARTONG, JR.
Hendrik J. Hartong, Jr. A General Partner

LINCOLN SNACKS ACQUISITION CORP.

By:	/s/ HENDRIK J. HARTONG, JR.
Hendrik J. Hartong, Jr. President

LINCOLN SNACKS COMPANY

By:	/s/ HENDRIK J. HARTONG III
Hendrik J. Hartong, III President